Exhibit 99.3

VANC PHARMACEUTICALS INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND

INFORMATION CIRCULAR

May 19, 2016

VANC Pharmaceuticals Inc.

Suite 1128 - 789 West Pender Street
Vancouver, BC, V6C 1H2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 22, 2016

NOTICE IS HEREBY GIVEN that the Annual General and Special meeting (the “Meeting”) of VANC Pharmaceuticals Inc. (the “Company” or “VANC”) will be held at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, on Wednesday, June 22, 2016 at 9:30 a.m. (PST - Vancouver time) for the following purposes:

1.

to receive the audited financial statements of the Company for the financial year ended June 30, 2015 and the audited period from July 1, 2015 to December 31, 2015(1), together with the auditor’s report thereon;

2.

to fix number of directors at four (4);

3.

to elect directors for the ensuing year;

4.

to appoint Adam Sung Kim Ltd., Chartered Professional Accountants, as the Company’s auditor for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the auditor;

5.

to consider and, if thought fit, to approve the Company’s New Stock Option Incentive Plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder, as more particularly described in the attached Information Circular at Part 3 – The Business of the Meeting –Annual Approval of Stock Option Incentive Plan; and

6.

to transact such other business as may properly come before the Meeting or any adjournments thereof.

The accompanying management information circular (the “Information Circular”) provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.  Also accompanying this Notice are (i) Forms of Proxy or Voting Instruction Form, and (ii) Financial Statement Request Form.  Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only shareholders of record at the close of business on May 11, 2016, will be entitled to receive notice of and vote at the Meeting.  Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy indicating your voting instructions.  A proxy will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Fax: (866) 249-7775), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournments thereof.  If you are not a registered shareholder, please refer to the accompanying Information Circular for information on how to vote your shares.

DATED at Vancouver, British Columbia, this 19th day of May, 2016.

BY ORDER OF THE BOARD OF DIRECTORS:

“Arun Nayyar”

ARUN NAYYAR
Chief Executive Officer

Registered shareholders unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed envelope or to vote by telephone or using the internet in accordance with the instructions on the proxy form.  If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

NOTE:

(1)

The Company changed its fiscal year from June 30 to December 31.  The period for this report is from July 1, 2014 to December 31, 2015 (unless otherwise indicated).

INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of May 19, 2016.

This Information Circular is being mailed by the management of VANC Pharmaceuticals Inc. (the “Company” or “VANC”) to shareholders of record at the close of business on May 11, 2016, which is the date that has been fixed by the directors of the Company as the record date to determine the shareholders who are entitled to receive notice of the meeting.  The Company is mailing this Information Circular in connection with the solicitation of proxies by and on behalf of the Company for use at its annual general and special meeting (the “Meeting”) of the shareholders that is to be held on Wednesday, June 22, 2016 at 9:30 a.m. (PST - Vancouver time) at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.  The solicitation of proxies will be primarily by mail.  Certain employees or directors of the Company may also solicit proxies by telephone or in person.  The cost of solicitation will be borne by the Company.

Under VANC’s Articles, the quorum for the transaction of business at a meeting of shareholders one or more persons present and being, or representing by proxy, two or shareholders entitled to attend and vote at the meeting.  If such a quorum is not present in person or by proxy, we will reschedule the meeting.

Part 1 - Voting

Who Can Vote?

If you are a registered shareholder of the Company as at May 11, 2016, you are entitled to notice of and to attend at the Meeting and cast a vote for each share registered in your name on all resolutions put before the Meeting.  If the shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, but documentation indicating such officer’s authority should be presented at the Meeting.  If you are a registered shareholder but do not wish to, or cannot, attend the Meeting in person you can appoint someone who will attend the Meeting and act as your proxyholder to vote in accordance with your instructions (see “Voting By Proxy” below).  If your shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer, financial institution or other intermediary) you should refer to the section entitled “Non-registered Shareholders” set out below.

It is important that your shares be represented at the Meeting regardless of the number of shares you hold.  If you will not be attending the Meeting in person, we invite you to complete, date, sign and return your form of proxy as soon as possible so that your shares will be represented.

Voting By Proxy

If you do not come to the Meeting, you can still make your votes count by appointing someone who will be there to act as your proxyholder.  You can either tell that person how you want to vote or you can let him or her decide for you.  You can do this by completing a form of proxy.

In order to be valid, you must return the completed form of proxy to the Company’s transfer agent, Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Fax: (866) 249-7775 or by Internet voting at www.investorvote.com), not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time fixed for the Meeting or any adjournments thereof.

What Is A Proxy?

A form of proxy is a document that authorizes someone to attend the Meeting and cast your votes for you.  We have enclosed a form of proxy with this Information Circular.  You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing A Proxyholder

You can choose any individual to be your proxyholder.  It is not necessary for the person whom you choose to be a shareholder.  To make such an appointment, simply fill in the person’s name in the blank space provided in the enclosed form of proxy.  To vote your shares, your proxyholder must attend the Meeting.  If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder (the “Management Proxyholders”).  Those persons are directors, officers or other authorized representatives of the Company.

Instructing Your Proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your shares.  To do this, simply mark the appropriate boxes on the form of proxy.  If you do this, your proxyholder must vote your shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the Meeting, your proxyholder can vote your shares as he or she thinks fit.  If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote your shares IN FAVOUR of each of the items of business being considered at the Meeting.

For more information about these matters, see Part 3 - The Business of the Meeting.  The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting.  At the time of printing this Information Circular, the management of the Company is not aware of any other matter to be presented for action at the Meeting.  If, however, other matters do properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Changing Your Mind

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used.  You may do this by (a) attending the Meeting and voting in person; (b) signing a proxy bearing a later date; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the Company at Suite 1128 – 789 West Pender Street, Vancouver, BC, V6C 1H2; or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 5:00 in the afternoon (Vancouver time) on the last business day before the day of the Meeting, or any adjournment thereof, or delivered to the person presiding at the Meeting before it (or any adjournment) commences.  If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your shares but to do so you must attend the Meeting in person.  Only registered shareholders may revoke a proxy.  If your shares are not registered in your own name and you wish to change your vote, you must arrange for your nominee to revoke your proxy on your behalf (see below under “Non-Registered Shareholders”).

Non-Registered Shareholders

Only registered holders of common shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  In many cases, however, common shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares.  Intermediaries include banks, trust companies securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; OR

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

Pursuant to National Instrument 54-101 (“NI 54-101”) of the Canadian Securities Administrators, the Company has distributed copies of proxy-related materials in connection with this Meeting (including this Information Circular) indirectly or directly to the NOBOs and to the Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries that receive the proxy-related materials are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to Non-Registered Holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of the proxy-related materials and related documents. Accordingly, an OBO will not receive copies of the proxy-related materials and related documents unless the OBO’s Intermediary assumes the costs of delivery.

Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare as described under “Voting By Proxy” above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Part 2 - Voting Shares And Principal Holders Thereof

The authorized capital of the Company consists of an unlimited number of common shares without par value.  At the close of business on May 11, 2016, 60,005,225 common shares were issued and outstanding.  Each shareholder is entitled to one vote for each common share registered in his or her name at the close of business on May 11, 2016, the date fixed by the Company’s directors as the record date for determining who is entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and officers of the Company, there are no persons or companies who or which beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the Company’s common shares on May 11, 2016.

Part 3 - The Business of the Meeting

Financial Statements

The audited financial statements of the Company for the financial year ended June 30, 2015 and for the audited period from July 1, 2015 to December 31, 2015(1) will be placed before you at the Meeting.  They have been mailed to the shareholders who have requested they receive a copy.  The Company’s audited Financial Statements and Management’s Discussion and Analysis for the financial year ended June 30, 2015 and for the audited period from July 1, 2015 to December 31, 2015(1) may also be accessed through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) as www.sedar.com or copies may be obtained without charge upon request to the Company at Suite 1128-789 West Pender Street, Vancouver, B.C., V6C 1H2.  You may also access the Company’s audited Financial Statements and Management’s Discussion and Analysis for the financial year ended June 30, 2015 and for the audited period from July 1, 2015 to December 31, 2015(1) through the Company’s website at www.vancpharm.com.

NOTE:

(1)

The Company changed its fiscal year from June 30 to December 31.

Election Of Directors

Number of Directors

Directors of the Company are elected for a term of one year.  The term of office of each of the nominees proposed for election as a director will expire at the Meeting, and each of them, if elected, will serve until the close of the next annual general meeting, unless he or she resigns or otherwise vacates office before that time.  Under the Company’s Articles and pursuant to the British Columbia Business Corporations Act, the number of directors may be set or changed from time to time by ordinary resolution but shall not be fewer than three.  The Company currently has four (4) directors.  All of the current directors are being put forward by management of the Company for re-election at the Meeting.

The Company’s management recommends that the shareholders vote in favour of the resolution setting the number of directors at four (4).  Unless you give other instructions, the Management Proxyholders intend to vote FOR the resolution setting the number of directors at four (4).

Nominees for Election

The following are the nominees proposed for election as directors of the Company together with the number of common shares, stock options and common share purchase warrants that are beneficially owned, directly or indirectly, or over which control or direction is exercised, by each nominee.  Each of the nominees has agreed to stand for election and management of the Company is not aware of any intention of any of them not to do so.  If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated at the Meeting for election and, in that event, the persons designated in the form of proxy will vote in their discretion for a substitute nominee.

The Company’s articles include an advance notice requirement for nominations by shareholders in certain circumstances.  The advance notice requirement fixes a deadline by which holders of record of common shares must submit director nominations to the Secretary of the Company prior to any annual meeting of shareholders (or any special meeting of shareholders if one of the purposes for which the special meeting is called is the election of one or more directors) and sets forth the specific information that a nominating shareholder must include in the written notice to the Secretary of the Company for a nomination to be valid.  The deadline to submit nominations is May 23rd, 2016.  Management’s nominees for election as directors are set forth below.  A copy of the Company’s articles which includes the advance notice policy, may be obtained under the Company’s profile on SEDAR at www.sedar.com.

Name and place of residence	Principal occupation	Director since	Number of shares(1)	Number of Convertible Securities
Eugene Beukman (2) North Vancouver, BC, Canada Director, CFO and Secretary	Corporate consultant to public companies since January 1994; director and/or officer of several reporting companies listed on the TSX Venture Exchange and the Canadian Securities Exchange; President of Pender Street Corporate Consulting.	November 14, 2012	25,000	200,000 options 0 warrants
Arun Nayyar (2) Vancouver, BC Canada Director and CEO	Mr. Nayyar is the Chief Executive Officer of VANC Pharmaceuticals Inc.	December 3, 2014	1,200,000	1,750,000 options 0 warrants
Sukhwinder Bob Rai (2) Vancouver, BC Canada Director	Mr. Rai is a registered and practicing pharmacist and a professional member of the College of Pharmacists of British Columbia.	June 4, 2015	0	280,000 options 50,000 warrants
David Hall Vancouver, BC Canada Director	Mr. Hall is the Chairman of RepliCel Life Sciences and a consultant to the life sciences industry.	January 20, 2016	0	400,000 options 0 warrants

NOTE:

(1)

Information as to ownership of the Company’s shares has been taken from the list of registered shareholders maintained by the Company’s transfer agent or has been provided by the individual.

(2)

Member of the Audit Committee.

The Company’s management recommends that the shareholders vote in favour of the election of the proposed nominees as directors of the Company for the ensuing year.  Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the nominees named in this Information Circular.

Appointment Of The Auditor

At the Meeting, Adam Sung Kim, Chartered Professional Accountant, located at Unit #114B (2nd Floor), 8988 Fraserton Court, Burnaby, British Columbia V5J 5H8 will be recommended by management and the board of directors for appointment as auditor of the Company at a remuneration to be fixed by the directors.

On March 6, 2015 Smythe LLP, Chartered Professional Accountants, was appointed the Company’s auditor and MNP LLP, Chartered Accountants having served as the Company’s auditor since 2010 was asked to resign.

See Part 5 - Audit Committee - External Auditor Service Fees.  See also Schedule “A” – Change of Auditor Reporting Package attached hereto.

Effective May 17, 2016 Adam Sung Kim Ltd., Chartered Professional Accountant, was appointed the Company’s auditor and Smythe LLP, Chartered Professional Accountants having served as the Company’s auditor since March 2015 was asked to resign.

Since the appointment of Adam Sung Kim, Chartered Processional Accountant and Smythe LLP, Chartered Professional Accountants, occurred after the last Annual General Meeting and has not yet been considered by shareholders, a reporting package prepared and circulated in accordance with National Instrument 51-102 (consisting of a Notice of Change of Auditor and letters of acceptance from each auditor - former and incumbent) is attached hereto as Schedule “B”.

The Company’s management recommends that the shareholders vote in favour of the appointment of Adam Sung Kim Ltd., Chartered Professional Accountant, as the Company’s auditor for the ensuing year and grant the Board of Directors the authority to determine the remuneration to be paid to the auditor.  Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the appointment of Adam Sung Kim Ltd., Chartered Professional Accountant, to act as the Company’s auditor until the close of its next annual general meeting and also intend to vote FOR the proposed resolution to authorize the Board of Directors to fix the remuneration to be paid to the auditor.

Annual Approval of Stock Option Incentive Plan

At the Meeting, shareholders will be asked to consider and, if thought advisable, to pass, by way of an ordinary resolution, approval of the New Stock Option Incentive Plan (the “New Plan”).  See “Approval Requirements” below.

Background

The board of directors of the Company adopted a stock option plan (the “Old Plan”) effective April 2, 2015, which was approved by the shareholders of the Company on April 30, 2015 and subsequently by the TSX Venture Exchange (the “Exchange”) on May 15, 2015.  The number of common shares which may be issued pursuant to options previously granted and those to be granted under the Old Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Under Exchange policy, all such rolling stock option plans, which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares, must be approved and ratified by shareholders on an annual basis.

As at the date of this Information Circular, 4,915,000 options are outstanding.

During the period from July 1, 2015 to December 31, 2015 (1), 805,000 options were granted, 320,000 options were cancelled or had expired, and 150,000 were exercised.

During the year ended June 30, 2015 3,870,000 options were granted, no options were cancelled or had expired and 1,625,000 were exercised.

Subsequent to the stub period ended December 31, 2015, 1,700,000 options were granted, 400,000 options were cancelled or had expired and 400,000 options were exercised.

The following table summarizes the details of option grants outstanding at the date of this Information Circular.  Of the 4,915,000 options outstanding, 2,630,000 options are held by the Company’s directors and senior officers.

Date of grant	Options granted	Exercise price	Expiry date
November 14, 2014	150,000	$0.15	November 14, 2019
December 18, 2014	500,000	$0.20	December 18, 2019
January 8, 2015	150,000	$0.20	January 8, 2020
February 19, 2015	300,000	$0.20	February 26, 2020
April 15, 2015	230,000	$0.55	April 15, 2017
May 15, 2015	200,000	$0.45	May 15, 2020
June 5, 2015	580,000	$0.45	June 5, 2020
June 5, 2015	300,000	$0.55	June 5, 2017
August 19, 2015	320,000	$0.45	August 19, 2020
September 9, 2015	60,000	$0.45	September 9, 2017
October 1, 2015	25,000	$0.36	October 1, 2020
December 30, 2015	200,000	$0.40	December 30, 2017
December 30, 2015	200,000	$0.40	December 30, 2020
January 20, 2016	1,700,000	$0.35	January 20, 2011
Total	4,915,000

NOTE:

(1)

The Company changed its fiscal year from June 30 to December 31.

See also Part 7 – Other Information - Securities Authorized for Issuance Under Equity Compensation Plans.

Summary of the Plan

The purpose of the New Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options will be exercisable over periods of up to ten (10) years as determined by the board of directors of the Company and are required to have an exercise price no less than the closing market price of the Company’s shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange.  Pursuant to the New Plan, the board of directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company, or employees of companies providing management or consulting services to the Company.  Except for options granted to consultants performing investor relations activities, the New Plan contains no vesting requirements, but permits the board of directors to specify a vesting schedule in its discretion.  The New Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the New Plan will be available for review at the Meeting.

Approval Requirements

Shareholders will be asked at the Meeting to vote on the following resolution:

“BE IT RESOLVED THAT:

1.

adoption of the Company’s New Stock Option Incentive Plan, all as more particularly described in the Company’s Information Circular dated May 19, 2016, is approved; and

2.

any director or officer of the Company is hereby authorized for and on behalf of the Company to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to implement these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

Following approval of the New Plan by the Company’s shareholders, further shareholder approval will not be required for option grants made under the New Plan, except as required by the policies of the Exchange.  Should the New Plan not receive approval by the Company’s shareholders at the Meeting, the Old Plan will remain in place

The Company’s management and the board of directors of the Company believe the New Plan will enable the Company to better align the interests of its directors, management, employees and consultants with those of its shareholders and reduce the cash compensation the Company would otherwise have to pay.  The Company’s management and the board of directors recommend that shareholders vote FOR the resolution approving adoption of the New Plan.  Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the resolution to adopt the Company’s New Plan.

Part 4 – Executive Compensation

GENERAL

For the purpose of this Statement of Executive Compensation:

“Company” means VANC Pharmaceuticals Inc.;

“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the company or any of its subsidiaries;

“external management company” includes a subsidiary, affiliate or associate of the external management company;

“named executive officer” or “NEO” means each of the following individuals:

(a)

each individual who, in respect of the company, during any part of the most recently completed financial year, served as chief executive officer (“CEO”), including an individual performing functions similar to a chief executive officer;

(b)

each individual who, in respect of the company, during any part of the most recently completed financial year, served as chief financial officer (“CFO”), including an individual performing functions similar to a chief financial officer;

(c)

in respect of the company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5), for that financial year;

(d)

each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the company, and was not acting in a similar capacity, at the end of that financial year;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons;

“underlying securities” means any securities issuable on conversion, exchange or exercise of compensation securities.

DIRECTOR AND NEO COMPENSATION

Director and NEO compensation, excluding options and compensation securities

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company or its subsidiary, to each NEO and director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or a director of the Company for services provided and for services to be provided, directly or indirectly, to the Company or its subsidiary.

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Arun Nayyar(1) CEO and Director	Stub-2015(2)	$100,000(3)	NIL	NIL	NIL	NIL	$100,000
	2015(4)	$114,667(3)	NIL	NIL	NIL	NIL	$114,667
	2014	$78,333(3)	NIL	NIL	NIL	NIL	$78,333
Eugene Beukman(5) CFO and Director	Stub-2015(2)	$18,000(6)	NIL	NIL	NIL	NIL	$18,000
	2015(4)	$24,000(6)	NIL	NIL	NIL	NIL	$24,000
	2014	$4,000(6)	NIL	NIL	NIL	NIL	$4,000

Table of compensation excluding compensation securities continued
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Amandeep Parmar(7) Former CFO	Stub-2015(2)	$33,334(8)	NIL	NIL	NIL	NIL	$33,334
	2015(4)	$34,999(8)	NIL	NIL	NIL	NIL	$34,999
	2014	N/A	N/A	N/A	N/A	N/A	N/A
Jamie Lewin(9) Former CFO	Stub-2015(2)	N/A	N/A	N/A	N/A	N/A	N/A
	2015(4)	N/A	N/A	N/A	N/A	N/A	N/A
	2014	$26,620(10)	NIL	NIL	NIL	NIL	$26,620

NOTE:

(1)

Mr. Nayyar was appointed Chief Executive Officer of the Company on November 22, 2013.

(2)

The Company changed its fiscal year from June 30 to December 31.  The stub period for this report is from July 1, 2015 to December 31, 2015 (6 months).

(3)

Mr. Nayyar receives fees for a salary only.

(4)

The Company changed its fiscal year from June 30 to December 31.  The period for this report is from July 1, 2014 to June 30, 2015.

(5)

Mr. Beukman was appointed Chief Financial Officer of the Company on December 23, 2015.

(6)

Mr. Beukman receives fees for consulting services only.

(7)

Mr. Parmar was Chief Financial Officer and director of the Company from December 3, 2014 to December 23, 2015.

(8)

Mr. Parmar received fees for a salary only.

(9)

Mr. Jamie Lewin was Chief Financial Officer and Director of the Company from April 17, 2012 to December 3, 2014.

(10)

Mr. Lewin received fees for consulting services only.

External Management Companies

Pender Street Corporate Consulting Ltd. (“PSCC”) is a private company wholly-owned by Eugene Beukman, President, Corporate Secretary and a director of the Company.

Pursuant to an agreement dated for reference May 1, 2014, amended May 1, 2015, the Company entered into a management agreement (the “Management Contract”) with PSCC of Suite 1128 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2, and provides management, accounting and administrative services to the Company in accordance with the terms of the Management Contract for a monthly fee of $3,000 ($2,000 prior to May 1, 2015) plus applicable taxes and reimbursement of all out-of-pocket expenses incurred on behalf of the Company.  PSCC is also entitled to charge a 10% administration fee on all disbursements actually paid by it to a maximum of $200 per disbursement, and to charge interest of 2% on all disbursements not reimbursed within thirty (30) days.  The Management Contract is for an initial term of twelve (12) months, to be automatically renewed for further twelve (12) month periods unless ninety (90) days’ notice of non-renewal has been given.  The Management Contract can be terminated by either party on ninety (90) days’ written notice.  It can also be terminated by the Company for cause without prior notice or upon the mutual consent in writing of both parties.  If there is a take-over or change of control of the Company resulting in the termination of the Management Contract, the Company is to pay PSCC an amount equal to four (4) months of fees.

During the most recent completed financial period ended December 31, 2015, the Company paid or accrued $18,000 in management and secretarial services.  During the period from July 1, 2014 to June 30, 2015, the Company paid or accrued $24,000 in management and secretarial services.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each director and NEO by the Company or any subsidiary thereof in the year ended June 30, 2015 and the stub period ended December 31, 2015 for services provided, or to be provided directly or indirectly, to the Company or any subsidiary thereof:

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at December 31, 2015 ($)	Expiry date
Arun Nayyar(1) CEO and Director	Stock options Stock Options Stock Options Stock Options	200,000/ 200,000 Common shares 0.34% 150,000/ 150,000 Common shares 0.25% 500,000/ 500,000 Common shares 0.83% 500,000/ 500,000 Common shares 0.83%	Jul 25-2014 Nov 14-2014 Dec 18-2014 Jun 5, 2015	$0.10 $0.15 $0.20 $0.55	$0.12 $0.195 $0.205 $0.51	$0.47 $0.47 $0.47 $0.47	Jul 25- 2019 Nov 14-2019 Dec 18-2019 Jun 5- 2020
Eugene Beukman(2) CFO and Director	Stock Options Stock Options	400,000/ 400,000 Common shares 0.67% 100,000/ 100,000 Common shares 0.17%	Dec 18-2014 Dec 30-2015	$0.20 $0.40	$0.205 $0.45	$0.47 $0.47	Dec 18-2019 Dec 30-2020
Sukhwinder Bob Rai (3) Director	Stock Options	80,000/ 80,000 Common shares 0.13% 100,000/ 100,000 Common shares 0.17%	Jun 05-2015 Dec 30-2015	$0.45 $0.40	$0.51 $0.45	$0.47 $0.47	Jun 5- 2020 Dec 30-2020

Compensation Securities Continued
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at December 31, 2015 ($)	Expiry date
Amandeep Parmar(4) Former CFO	Stock Options	300,000/ 300,000 Common shares 0.5%	Dec 18-2014	$0.20	$0.205	$0.47	Dec 18-2019
Jamie Lewin(5) Former CFO	N/A	Nil	N/A	N/A	N/A	N/A	N/A

NOTE:

(1)

Mr. Nayyar was appointed Chief Executive Officer of the Company on November 22, 2013.

(2)

Mr. Beukman was appointed Chief Financial Officer of the Company on December 23, 2015.

(3)

Mr. Rai was appointed Director on June 5, 2015.

(4)

Mr. Parmar was Chief Financial Officer and director of the Company from December 3, 2014 to December 23, 2015. The options were fully exercised on January 8, 2016.

(5)

Mr. Jamie Lewin was Chief Financial Officer and Director of the Company from April 17, 2012 to December 3, 2014.

(6)

The Company changed its fiscal year from June 30 to December 31.  The period for this report is from July 1, 2014 to December 31, 2015.

Exercise of Compensation Securities by Directors and NEOs

The following table sets out all exercise of compensation securities by directors and NEOs of the Company or any subsidiary thereof in the year ended June 30, 2015 and the stub period ended December 31, 2015.

Exercise of Compensation Securities by Directors and NEOs
Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Arun Nayyar(1) CEO and Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Eugene Beukman(2) CFO and Director	Stock Options Stock Options Stock Options	150,000 200,000 200,000	$0.10 $0.20 $0.20	Nov 14-2014 Feb 23-2015 Mar 3-2015	$0.195 $0.31 $0.38	$0.095 $0.11 $0.18	$14,250 $22,000 $36,000
Sukhwinder Bob Rai (4) Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Exercise of Compensation Securities by Directors and NEOs Continued
Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Jamie Lewin(5) Former CFO	Stock Options	150,000	$0.10	Feb 25-2015	$0.28	$0.18	$27,000

NOTE:

(1)

Mr. Nayyar was appointed Director of the Company on December 3, 2014 and CEO of the Company on November 22, 2013.

(2)

Mr. Beukman was appointed Director of the Company on November 4, 2012 and Chief Financial Officer of the Company on December 23, 2015.

(3)

Mr. Sukhwinder Bob Rai was appointed Director of the Company on June 4, 2015.

(4)

Mr. Jamie Lewin was Chief Financial Officer and Director of the Company from April 17, 2012 to December 3, 2014.

Stock Option Plans and Other Incentive Plans

The Board of Directors of the Company adopted a stock option plan that has an effective date of May 16, 2015 (the “2015 Plan”).  The principal purposes of the Company’s 2015 Plan are to (a) assist the Company in attracting, retaining, and motivating directors, officers and employees of the Company and, (b) to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders.

The Plan provides that stock options may be granted to service providers for the Company. The term “service providers” means:

(a)

Any full or part-time employee or Officer, or insider of the Company or any of its subsidiaries;

(b)

Any other person employed by a company or individual providing management services to the Company;

(c)

Any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company or

(d)

Any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and

(e)

Any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.

For stock options to Employees, Consultants or Management Company Employees, the Company must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be. The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time. Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Company or a committee established by the board of directors for that purpose. Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Company shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Company, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of the Company.  The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires. The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)

Options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)

Under the revised 2012 Plan, options may be exercisable for a maximum of five years from grant date rather than five years;

(c)

Under the revised 2012 Plan, options to acquire more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period the approval of the disinterested shareholders of the Company;

(d)

Options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;

(e)

Options to acquire no more than an aggregate of 2% of the issued shares of  the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f)

Options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;

(g)

Under the revised 2012 Plan, options held by an option holder who is a director, employee, consultant or management company employee are no longer required to expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h)

Under the revised 2012 Plan, options held by an option holder who is engaged in investor relations activities are no longer required expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(i)

In the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”). The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance or loans to option holders to assist them in exercising their stock options.

The Company’s 2015 Plan reserves for issuance a maximum of 10% of the Company’s Issued and Outstanding shares at the time of grant.  The 2015 Plan was approved by the Company’s shareholders at the Annual General and Special Meeting held on April 30, 2015.

At the Meeting, the Company will be seeking shareholder approval of the New Plan.  See Part 3 – The Business of the Meeting – Approval of the New Stock Option Incentive Plan.

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of common shares under the Plan.  As at December 31, 2015, there were 5,215,000 outstanding under the Plan.  There are no stock appreciation rights outstanding and it is currently intended that none be issued.

Employment, Consulting and Management Agreements

Consulting Agreement

Pursuant to an agreement dated for reference December 18, 2014, taking effect on March 1, 2015, the Company entered into a consulting agreement with Mr. Nayyar as the Chief Executive Officer for a monthly fee of $16,667 ($13,333 prior to March 1, 2015) plus applicable taxes and reimbursement of all out-of-pocket expenses incurred on behalf of the Company.  See Director and NEO Compensation Table of compensation excluding compensation securities above.

Termination and Change of Control Benefits

Pursuant to an agreement dated for reference December 18, 2014, taking effect on March 1, 2015, with Mr. Nayyar as the Chief Executive Officer of the Company, Mr. Nayyar terminate his contract at any time on a minimum of 90 days’ notice to the Company.  The Company may terminate the contact with Mr. Nayyar with cause, at any time without notice: or without cause, at any time with reasonable notice or payment in lieu of notice.  This amount would be the equivalent of no more than $50,001.00

There are no other contracts, agreements, plan or arrangements between the Company and its Named Executive Officers that provide for payments to Named Executive Officers at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation or retirement, or as a result of a change in control of the Company or a change in a Named Executive Officer’s responsibilities.

Director Compensation

The Company may, from time to time, grant incentive stock options to purchase common shares to its director.

Oversight and description of director and named executive officer compensation

The primary goal of the Company’s executive compensation program is to attract and retain the key executives necessary for the Company’s long term success, to encourage executives to further the development of the Company and its operations, and to motivate top quality and experienced executives.  The key elements of the executive compensation program are: (i) base salary; (ii) potential annual incentive award; and (iii) incentive stock options.  The directors are of the view that all elements of the total program should be considered, rather than any single element.

The Company’s Board of Directors is responsible for determining all forms of compensation, including long-term incentive in the form of stock options, to be granted to the Chief Executive Officer, or such person acting in capacity of Chief Executive Officer of the Company, the directors and management, and for reviewing the recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position.

The Board of Directors periodically reviews the compensation paid to directors, officers, and management based on such factors as:  i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing the interests of management and the Company’s shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general.

Long-term incentive in the form of options to purchase common shares of the Company are intended to align the interests of the Company’s directors and its executive officers with those of its shareholders, to provide a long term incentive that rewards these individuals for their contribution to the creation of shareholder value, and to reduce the cash compensation the Company would otherwise have to pay.  The Company’s Stock Option plan is administered by the Board of Directors.  In establishing the number of the incentive stock options to be granted to the Named Executive Officers, reference is made to the number of stock options granted to officers of other publicly traded companies that, similar to the Company, are involved in the same industry, as well as those of other publicly traded Canadian companies of a comparable size to that of the Company in respect of assets.  The Board of Directors also considers previous grants of options and the overall number of options that are outstanding relative to the number of outstanding common shares in determining whether to make any new grants of options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of incentive stock option compensation.

Pension disclosure

The Company does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.

Companies Reporting in the United States

The Company has filed a Form 20F with the United States Securities and Exchange Commission.

Part 5 - Audit Committee

Audit Committee Charter

The text of the Company’s Audit Committee Charter is attached as Schedule “C” to this Information Circular.

Composition of Audit Committee

Messrs. Beukman, Nayyar and Rai are members of the Company’s Audit Committee.  At present, one of the Audit Committee members, Mr. Rai, is considered “independent” as that term is defined in applicable securities legislation.  Mr. Nayyar is not considered independent by virtue of his being the Chief Executive Officer of the Company and Mr. Beukman is not considered independent by virtue of his being the Chief Financial Officer of the Company and the Management Contract between the Company and PSCC, a private company of which Mr. Beukman is the sole shareholder.  See Part 7 – Other Information – Management Contracts.

All of the Audit Committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

All of the Audit Committee members are senior-level businessmen with experience in financial matters; each has an understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.  In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors of public companies other than the Company.  See Part 6 - Corporate Governance – Directorships in Other Public Companies.

Mr. Eugene Beukman

Mr. Beukman graduated from Rand University of Johannesburg, South Africa, with a Bachelor of Law degree and a Bachelor of Law Honours Postgraduate degree in 1987.  From 1987 until December 1993, when he moved to Vancouver, British Columbia, Mr. Beukman was employed as a legal advisor to the predecessor of BHP Billiton.  He has over thirty (30) years experience in the acquisition of assets and joint ventures.  Mr. Beukman is also an Admitted Advocate of the Supreme Court of South Africa.  He also serves as an audit committee member for a number of other public companies.

Mr. Arun Nayyar

Mr. Nayyar is an executive with generic pharma background, global experience, highly focused on people, products and profits.   Mr. Nayyar has vast international generic pharmaceutical experience as an accomplished, entrepreneurial, global executive with more than 30 years’ experience in global generic companies like Ranbaxy Pharmaceuticals, Accord Health Care and Intas Pharmaceuticals.  In-depth knowledge & experience in creating, operating and leading wholly owned subsidiaries, joint ventures, greenfield startup operations with or without manufacturing.  He has considerable global out sourcing experience while working with Shoppers Drug Mart and Sanis healthcare in Canada. Consultancy projects for Large Retail companies like George Weston Limited for their retail pharmacy Chain LobLaws and other Pharmacy chains under different banners. A science Graduate with Management education and has excellent relations in the Industry to create synergies for mutually beneficial business.

Mr. Sukhwinder Bob Rai

Mr. Rai is a registered and practicing pharmacist and a professional member of the College of Pharmacists of British Columbia, with over fifteen years of pharmaceuticals and pharmacy management experience. In addition to operating a chain of The Medicine Shoppe Pharmacies in Greater Vancouver for the past 15 years, he has had several successful entrepreneurial and charitable endeavors.  In 1998 Mr. Rai and his partners pioneered and revolutionized the online pharmacy business to the United States.  The online sales and distribution of prescription medicines saw unprecedented industry growth and as other operators followed suit, the unique business concept became a billion dollar industry across Canada.  Mr. Rai is also Chairman and CEO of Canada Pacific Global Pharmaceuticals and Chairman of its subsidiary, PharmaCanada Inc. (www.earlycancerdetect.com).  He has served as President of the Philippines Canada Trade Council (PCTC) from 2006-2007 and held the position of Vice-President from 2004-2006.  As President of PCTC, he led a successful Trade Mission to Manila with endorsements from His Excellency Canadian Prime Minister Stephen Harper, Honorable Premier Gordon Campbell of British Columbia and Minister of International Trade and Industry of Canada David Emerson.

In 2013 Mr. Rai was the recipient of the Queen’s Diamond Jubilee Medal for his over 18 years of community and volunteer work.  His charitable and community volunteer activities include: Alumni UBC Advisory Council representing the Faculty of Pharmaceutical Science, Director of Tapestry Foundation for Health Care, Rotary Club of Vancouver Fraserview and cabinet member of “A Night of Miracles” for BC Children’s Hospital.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year ended December 31, 2015 has the Company relied on the exemption in Section 2.4 of National Instrument 52-110 - Audit Committees (De Minimis Non-audit Services), or an exemption from National Instrument 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

As the Company is a “Venture Issuer” pursuant to relevant securities legislation, the Company is relying on the exemption in Section 6.1 of National Instrument 52-110 - Audit Committees, from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of National Instrument 52-110.

Pre-Approval Policies and Procedures for Non-Audit Services

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Company’s Audit Committee Charter attached as Schedule “C” to this Information Circular.

External Auditor Service Fees

In the following table, “Audit Fees” are fees billed by the Company’s external auditors for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related Fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax Fees” are billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All Other Fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two financial years, by category, are as follows:

	Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
Smythe LLP(5)	2015(6)	$52,500	NIL	$2,500	NIL
	2014	N/A	N/A	N/A	N/A
MNP LLP(7)	2015	N/A	N/A	N/A	N/A
	2014	$15,000	NIL	$1,250	NIL

NOTE:

(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

"All Other Fees" include all other non-audit services.

(5)

Smythe LLP was the Company’s auditor from March 6, 2015 to May 17, 2016.

(6)

The Company changed its fiscal year from June 30 to December 31.  The period for this report is from July 1, 2014 to December 31, 2015.

(7)

MNP LLP was the Company’s auditor from 2010 to March 6, 2015.

Part 6 - Corporate Governance

Composition of the Board of Directors

The Company’s board of directors facilitates its exercise of independent supervision over management by ensuring that the board is composed of at least one director that is independent of management.  The board, at present, is composed of four (4) directors, two (2) of whom are not executive officers of the Company and are considered to be “independent”, as that term is defined in applicable securities legislation.  In determining whether a director is independent, the board chiefly considers whether the director has a relationship which could, or could be perceived to interfere with the director’s ability to objectively assess the performance of management.  Messrs. Hall and Rai are considered to be independent.  Mr. Nayyar is not considered independent by virtue of his office as Chief Executive Officer of the Company.  Mr. Beukman is not considered independent by virtue of his office as Chief Financial Officer of the Company and the Management Contract between the Company and PSCC, a private company of which Mr. Beukman is the sole shareholder.  See Part 7 – Other Information – Management Contracts.

The board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management.  Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions.

The board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the

Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.  The board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Directorships in Other Public Companies

Certain of the board nominees are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)
Eugene Beukman

Bard Ventures Ltd.
Brakpan Ventures Corp.
Burnstone Ventures Ltd.
La Jolla Capital Inc.
Oriental Non-Ferrous Resources Development Inc.
Reliq Health Technologies Inc.
SLAM Exploration Ltd.
VANC Pharmaceuticals Inc.

David Hall	RepliCel Life Sciences Inc. GLG Life Tech Corporation
Arun Nayyar	N/A
Sukhwinder Bob Rai	Venturi Ventures Inc.

Orientation and Continuing Education

Given the relatively small composition of the Board of Directors since incorporation, the Company has not yet developed an official orientation or training program for new directors.  As required, new directors will have the opportunity to become familiar with the Company and its business by meeting with the other directors and with officers and employees.  Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the board.

Ethical Business Conduct

The board monitors the ethical conduct of the Company its management and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges.  The board has found that the fiduciary duties placed on individual directors by our governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the board in which the director has an interest, have been sufficient to ensure that the board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Company has not yet implemented a nominating committee.  Accordingly, the board of directors, as a whole, is responsible for considering the board’s size and the number of directors to recommend to the Company’s shareholders for election at annual meetings of shareholders, taking into account the number of directors required to carry out the board’s duties effectively, and to maintain a majority of independent directors and a diversity of view and experience.

Compensation of Directors and Chief Executive Officer

The Board of Directors has responsibility for determining compensation for the directors and senior management.

The Board of Directors currently consists of Messrs. Beukman, Hall, Nayyar and Rai.  At present, two of the Board of Director members, Mr. Hall and Mr. Rai are considered “independent” as that term is defined in applicable securities legislation.  Mr. Nayyar is not considered independent by virtue of his being the Chief Executive Officer of the Company and Mr. Beukman is not considered independent by virtue of his being the Chief Financial Officer of the Company and  y virtue of the Management Contract between the Company and PSCC, a private company of which Mr. Beukman is the sole shareholder.  See Part 7 – Other Information – Management Contracts.

To determine compensation payable, the Board of Directors reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the same industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, the Board of Directors annually reviews the performance of the CEO in light of the Company’s objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

The Company’s directors are not currently paid a fee for their services as directors (see Part 4 – Executive Compensation – Compensation of Directors).

Committees of the Board of Directors

The Company currently only has the Audit and Compensation Committees.

Assessments

The board has not, as yet, established procedures to formally review the contributions of individual directors.  At this point, the directors believe that the board’s current size facilitates informal discussion and evaluation of members’ contributions within that framework.

Part 7 - Other Information

Securities Authorized For Issuance Under Equity Compensation Plans

As of December 31, 2015, the Company’s most recently completed financial year, the Company’s 2015 Stock Option Incentive Plan was the only equity compensation plan under which securities were authorized for issuance.

Plan category	Number of securities(1) to be issued upon exercise of outstanding options, warrants and rights (a)(2)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,142,500 Options	$0.38	1,426,708
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	4,142,500 Options	$0.38	1,426,708

NOTE:

(1)

Underlying securities are common shares in the capital of the Company.

(2)

As of December 31, 2015.

Indebtedness Of Directors and Executive Officers

Since the beginning of the most recently completed financial year ended December 31, 2015 and as at the date of this Information Circular, no director, executive officer or employee or former director, executive officer or employee of the Company, nor any nominee for election as a director of the Company, nor any associate of any such person, was indebted to the Company for other than “routine indebtedness”, as that term is defined by applicable securities legislation; nor was any indebtedness to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

Interest Of Certain Persons Or Companies In Matters To Be Acted Upon

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of our last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of the directors.

Interest Of Informed Persons In Material Transactions

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company.  To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director has any interest in any transaction which has materially affected or would materially affect the Company  or its subsidiary during the financial year ended December 31, 2015, or has any interest in any materials transaction in the current year other than as set out herein, and in a document previously disclosed to the public and filed on SEDAR.

Management Contracts

Except as described below and as disclosed under Part 4 – Executive Compensation, the Company has no management agreements or arrangements under which the management functions of the Company are performed other than by the Company’s directors and executive officers.

Pursuant to an agreement dated for reference May 1, 2014, the Company entered into a management agreement (the “Management Contract”) with PSCC of Suite 615 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, and provides management and administrative services to the Company in accordance with the terms of the Management Contract for a monthly fee of $2,000 plus applicable taxes and reimbursement of all out-of-pocket expenses incurred on behalf of the Company.  PSCC is also entitled to charge a 1.5% administration fee on all disbursements actually paid by it to a maximum of $200 per disbursement, and to charge interest of 2% on all disbursements not reimbursed within thirty (30) days.  The Management Contract is for an initial term of twelve (12) months, to be automatically renewed for further twelve (12) month periods unless ninety (90) days’ notice of non-renewal has been given.  The Management Contract can be terminated by either party on ninety (90) days’ written notice.  It can also be terminated by the Company for cause without prior notice or upon the mutual consent in writing of both parties.  If there is a take-over or change of control of the Company resulting in the termination of the Management Contract, the Company is to pay PSCC an amount equal to six months of fees.

PSCC is a private company owned by Eugene Beukman of British Columbia.  Mr. Beukman is the President and Chief Executive Officer of the Company and a current director and proposed nominee for election as a director of the Company at the meeting for which this Information Circular relates.  PSCC was not indebted to the Company during the Company's last completed financial year, and the Management Contract remains in effect as of the date of this Circular (see Part 3 – The Business of the Meeting – Election of Directors).

Penalties and Sanctions

As at the date of this Information Circular no proposed nominee for election as a director of the Company (nor any of his or her personal holding companies) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Corporate Cease Trade Orders and Bankruptcies

As at the date of this Information Circular no proposed nominee for election as a director of the Company is, or has been, within 10 years before the date of this Information Circular:

1.

a director, chief executive officer or chief financial officer of any company (including the Company and any personal holding company of the proposed director) that, while that person was acting in that capacity:

(a)

was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order) or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”); or

(b)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

2.

a director or executive officer of any company (including the Company) and any personal holding company of the proposed director) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcy

No proposed nominee for election as a director of the Company has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Other Matters

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Financial information about the Company is included in the Company’s financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2015, which have been electronically filed with regulators and are available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.  Copies may be obtained without charge upon request to the Company at Suite 1128 - 789 West Pender Street, Vancouver, British Columbia V6C 1H2 - telephone (604) 687-2038; fax (604) 687-3141.  You may also access the Company’s public disclosure documents through the Internet on SEDAR at www.sedar.com.

SCHEDULE “A”

CHANGE OF AUDITOR REPORTING PACKAGE

Summary of Contents:

•

Notice of Change of Auditor

A-2

•

Letter from the former auditor, MNP LLP, Chartered Accountants

A-3

•

Letter from the successor auditor, Smythe LLP, Chartered Accountants

A-4

NOTICE OF CHANGE OF AUDITOR

VANC PHARMACEUTICALS INC.

(the “Company”)

Given pursuant to National Instrument 51-102 of Canadian Provincial Securities Administration regarding appointment of Smythe LLP, Chartered Accountants as auditors of the Company.

The Company proposes to change its auditor from MNP LLP of 2300 – 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1J1 to Smythe of 700 – 355 Burrard Street, Vancouver, British Columbia V6C 2G8 effective as of the 6th day of March, 2015.  The former auditor resigned at the Company’s request.

The termination of the former auditor and the recommendation to appoint the successor auditor has been approved by the Company’s Board of Directors.

There were no reportable events between the Company and MNP LLP.

Attached hereto, as Schedule “A” and Schedule “B”, are copies of the letters from the former and successor auditors, respectively.

Dated this 6th day of March, 2015.

Signed:   “Aman Parmar”

Aman Parmar
Director

SCHEDULE “B”

CHANGE OF AUDITOR REPORTING PACKAGE

Summary of Contents:

•

Notice of Change of Auditor

B-2

•

Letter from the former auditor, Smythe LLP, Chartered Accountants

B-3

•

Letter from the successor auditor, Adam Sung Kim, Chartered Professional Accountants

B-4

NOTICE OF CHANGE OF AUDITOR

VANC PHARMACEUTICALS INC.

(the “Company”)

Given pursuant to National Instrument 51-102 of Canadian Provincial Securities Administration regarding appointment of Adam Sung Kim Ltd., Chartered Accountants as auditors of the Company.

The Company proposes to change its auditor from Smythe LLP of 700 – 355 Burrard Street, Vancouver, British Columbia V6C 2G8 to Adam Sung Kim Ltd. of Unit #114B (2nd Floor), 8988 Fraserton Court, Burnaby, British Columbia, V5J 5H8 effective as of the 17th day of May, 2016.  The former auditor resigned at the Company’s request.

The termination of the former auditor and the recommendation to appoint the successor auditor has been approved by the Company’s Board of Directors.

There were no reportable events between the Company and Smythe LLP.

Attached hereto, as Schedule “A” and Schedule “B”, are copies of the letters from the former and successor auditors, respectively.

Dated this 12th day of May, 2016.

Signed:   “Eugene Beukman”

Eugene Beukman
Director

Smythe CPA

May 12, 2016

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

TSX Venture Exchange
PO Box 11633
2700 – 650 West Georgia Street
Vancouver, BC V6B 4N9

Alberta Securities Commission
600 – 250 Fifth Street SW
Calgary, AB T2P 0R4

Ontario Securities Commission
1903 – 20 Queen Street West
Toronto, ON M5H 3S8

Dear Sirs:

Re: VANC Pharmaceuticals Inc. (the "Company")
Change of Auditor

We are writing in accordance with Section 4.11(5)(a) of National Instrument 51-102 *Continuous Disclosure Obligations* ("NI 51-102"). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated May 12, 2016 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

Smythe LLP

Chartered Professional Accountants

Smythe LLP is a member firm of both the **PKF** International Limited network and **PKF** North America, which are, respectively, a network and an association of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

7th Floor 355 Burrard St
Vancouver, BC V6C 2G8

T: 604 687 1231
F: 604 688 4675
smythecpa.com

T: **604.318.5465**
F: **604.239.0866**

Adam Kim
ADAM SUNG KIM LTD.
CHARTERED PROFESSIONAL ACCOUNTANT

May 12, 2016

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture

Dear Sirs:

Re: Vanc Pharmaceuticals Inc. (the "Company")
Notice Pursuant to National Instrument 51-102 - Change of Auditor (the "Notice")

As required by National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated May 12, 2016 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours truly,

Adam Sung Kim Ltd., Chartered Professional Accountant

Adam S. Kim

Adam Joo Sung Kim, CPA, CA

SCHEDULE “C”

AUDIT COMMITTEE CHARTER

Dated:  April 22, 2016

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of VANC Pharmaceuticals Inc., (the “Company”), designed to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the adequacy of the Company’s internal controls, (3) the independence and performance of the Company’s external auditor, and (4) conflict of interest transactions.

I. ROLES AND RESPONSIBILITIES

A.

Maintenance of Charter.  The Committee shall review and reassess the adequacy of this formal written Charter on at least an annual basis.

B.

Financial Reporting.  The Committee shall review and make recommendations to the Board regarding the adequacy of the Company’s financial statements and compliance of such statements with financial standards.  In particular, and without limiting such responsibilities, the Committee shall:

With respect to the Annual Audited Financial Statements:

•

Review and discuss with management and with the Company’s external auditor the Company’s audited financial statements, management discussion and analysis (“MD&A”) and news releases regarding annual financial results before the Company publicly discloses this information.

•

Review an analysis prepared by management and the external auditor of significant financial reporting issues and judgments made in connection with the preparation of the Company’s audited financial statements.

•

Discuss with the external auditor the matters required to be discussed by National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currencies (as may be modified or supplemented) relating to the conduct of the audit.

•

Based on the foregoing, indicate to the Board whether the Committee recommends that the audited financial statements be included in the Company’s Annual Report.

With respect to Interim Unaudited Financial Statements:

•

Review and discuss with management the Company’s interim unaudited financial statements, MD&A and news releases regarding interim financial results before the Company publicly discloses this information.  The review may be conducted through a designated representative member of the Committee.

•

Approve interim unaudited financial statements and interim MD&A on behalf of the Board.

•

Generally

•

Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and annually assess the adequacy of those procedures.

C.

Internal Controls.  The Committee shall evaluate and report to the Board regarding the adequacy of the Company’s financial controls.  In particular, the Committee shall:

•

Ensure that the external auditor is aware that the Committee is to be informed of all control problems identified.

•

Review with the Company’s counsel legal matters that may have a material impact on the financial statements.

•

Review the effectiveness of systems for monitoring compliance with laws, regulations and instruments relating to financial reporting.

•

Receive periodic updates from management, legal counsel, and the external auditor concerning financial compliance.

•

Establish procedures for:

(i)

the receipt, retention and treatment of complaints received by the Company from officers, employees and others regarding accounting, internal accounting controls, or auditing matters and questionable practices relating thereto; and

(ii)

the confidential, anonymous submission by officers or employees of the Company or others or concerns regarding questionable accounting or auditing matters.

D.

Relationship with External Auditor.  The Committee shall:

•

Interview, evaluate, and make recommendations to the Board with respect to the nomination and retention of, or replacement of, the external auditor.

•

Ensure receipt from external auditor of a formal written statement delineating all relationships between the external auditor and the Company.

•

Ensure that the external auditor is in good standing with the Canadian Public Accountability Board (“CPAB”) and enquire if there are any sanctions imposed by the CPAB on the external auditor.

•

Ensure that the external auditor meets the rotation requirements for partners and staff on the Company’s audits.

•

Actively engage in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor.

•

Take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

•

Review and approve the compensation to be paid to the external auditor.

•

Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company.

•

Review and resolve disagreements between management and the external auditor regarding financial reporting.

•

Pre-approve all non-audit services to be provided to the Company or any subsidiary by the external auditor in accordance with subsection 2.3(4) and sections 2.4 and 2.6 of Multilateral Instrument 51-110 Audit Committees.

•

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company

Notwithstanding the foregoing, the external auditor shall be ultimately accountable to the Board and the Committee, as representatives of shareholders.  The Board, upon recommendation from the Committee, shall have ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the external auditor (or to nominate the external auditor to be proposed for shareholder approval in any information circular).

E.

Conflict of Interest Transactions.  The Committee shall:

•

Review potential conflict of interest situations, including transactions between the Company and its officers, directors and significant shareholders not in their capacities as such.

•

Make recommendations to the Board regarding the disposition of conflict of interest transactions in accordance with applicable law.

II. MEMBERSHIP REQUIREMENTS

•

The Committee shall consist of at least three (3) directors chosen by the Board, the majority of whom are neither officers nor employees of the Company or any of its affiliates.

•

The members of the Committee will be appointed annually by and will serve at the discretion of the Board.

•

At least one (1) member of the Committee shall be able to read and understand a set of financial statements, including the Company’s balance sheet, income statement, and cash flow statement, or will become able to do so within a reasonable period of time after his or her appointment to the Committee.

•

At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or comparable experience or background (such as a position as a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities), which results in financial sophistication, recognized financial or accounting expertise.

III. STRUCTURE AND POWERS

•

The Committee shall appoint one of its members to act as a Chairperson, either generally or with respect to each meeting.

•

The Committee Chairperson shall review and approve an agenda in advance of each meeting.

•

The Committee shall meet as circumstances dictate.

•

The Committee shall have the authority to engage independent legal counsel and other advisors as it determines necessary to carry out its duties, and to set and pay the compensation for any advisors employed by the Committee.

•

The Committee shall have the authority to communicate directly with the internal and external auditors.

•

The Committee may request any officer or employee of the Company or the Company’s outside counsel or external auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

•

The Committee shall possess the power to conduct any investigation appropriate to fulfilling its responsibilities.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles.  This is the responsibility of management and the external auditor.  Nor is it the duty of the Committee to conduct investigations or to assure compliance with laws and regulations and the Company’s Corporate Governance Policies and Practices.

IV. MEETINGS

•

The quorum for a meeting of the Committee is a majority of the members of the Committee who are not officers or employees of the Company or of an affiliate of the Company.

•

The members of the Committee must elect a chair from among their number and may determine their own procedures.

•

The Committee may establish its own schedule that it will provide to the Board in advance.

•

The external auditor is entitled to receive reasonable notice of every meeting of the Committee and to attend and be heard thereat.

•

A member of the Committee or the external auditor may call a meeting of the Committee.

•

The Committee may hold meetings by telephone conference call where each member can hear the other members, or pass matters that would otherwise be approved at a meeting by all members signing consent resolutions in lieu of holding a meeting.

•

The Committee will meet with the President and with the Chief Financial Officer of the Company at least annually to review the financial affairs of the Company.

•

The Committee will meet with the external auditor of the Company at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

•

The chair of the Committee must convene a meeting of the Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board or the shareholders.

•

The Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board’s meeting at which those recommendations are presented.

•

The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

C-4